

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hamersley Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamersley Partners, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamersley Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamersley Partners, LLC's management. Our responsibility is to express an opinion on Hamersley Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamersley Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, and is dependent upon on the future financing transactions to provide sufficient working capital to maintain continuity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Hamersley Partners, LLC's financial statements. The supplemental information is the responsibility of Hamersley Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KBL, LLP

We have served as Hamersley Partners, LLC's auditor since 2014.

KBL, LLP
New York, NY
March 5, 2018

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

HAMERSLEY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	30,984
Accounts receivable		450
Prepaid expenses		18,501
Retainer		10,002
Security deposits		650
Furniture and computer equipment at cost, less accumulated depreciation of $39,694		129
Total assets	$	60,716

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	19,243
Members' equity		41,473
Total liabilities and members' equity	$	60,716

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Hamersley Partners LLC (the "Company") was organized as a Limited Liability Company on October 2, 2003. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 7, 2004. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company serves as a marketing and solicitation agent for investment managers and investment advisors. Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors. The Company is subject to regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

Going concern
The Company incurred a net loss of $7,264 for the year ended December 31, 2017. This loss was generated as a result of the end of a revenue stream attributed to one client and because during the year 2017 the firm's sole principal spent the majority of his time resolving a temporary matter with FINRA rather than focused on revenue generating initiatives. Therefore, during 2017, the Company's revenue and cash position were less than anticipated and posed the appearance of doubt about the Company's ability to continue as a going concern. The FINRA matter has been resolved and the Company expects revenue and cash to rise significantly from current levels.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

The Company uses the accrual basis of accounting for financial statement purposes versus the cash basis for tax reporting purposes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Revenue Recognition
The Company's revenues are from fixed retainer fees, and incentive fees which are a percentage of the fees earned by its investment manager clients which are based on Assets Under Management. Agreements with Asset Managers are multi-year contracts. The income is recognized as revenue in the respective months for which these fees relate.

Depreciation
The Company capitalizes major capital expenditures. Depreciation is based on straight line method over the following useful lives:

Computer and office equipment	3 years
Furniture and fixtures	7 years

Depreciation expense for the year ended December 31, 2017 was $258.

Accounts Receivable
Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $21,743, which was $16,743 in excess of the FINRA minimum net capital requirement of $5,000.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2017, five clients accounted for 100% of the Company's revenue. The revenue percentages are 34%, 30%, 28%, 5%, and 3%, respectively.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

6. COMMITMENTS AND CONTINGENCIES

Leases
The Company leased office space in Wellesley, Massachusetts as a tenant at will and was expired in November 2017. Rental expense for the year ended December 31, 2017 was $41,859.

The Company moved and leased office space under a two-year lease which began December 1, 2017. The base monthly rent was $650. Future minimum rental payments required under operating leases are as follows:

2018	$ 7,800
2019	$ 7,150

7. FINRA SETTLEMENT

The firm's sole principal received disciplinary action as a result of being out of compliance with FINRA Rule 3310. The final disciplinary action was a two-month suspension during the period of December 18, 2017 through February 17, 2018, and a fine of $10,000.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2017, and March 5, 2018, when the financial statements were issued.

FINRA disciplinary action restriction expired on February 17, 2018.

HAMERSLEY PARTNERS, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Hamersley Partners, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

Signature:_____

Peter Pavlina, Managing Member



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
of Hamersley Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Hamersley Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hamersley Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Hamersley Partners, LLC stated that Hamersley Partners, LLC met the identified exemption provision throughout the most recent fiscal year without exception Hamersley Partners, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamersley Partners, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
March 5, 2018

535 Fifth Avenue, 30th Floor, New York, NY 10017   **212.785.9700**